OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

April 27, 2011

Via Electronic Transmission

Mr. Michael Kosoff, Esq.
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          Registration Statement on Form N-1A
      Oppenheimer Variable Account Funds
      (SEC File Nos. 002-93177; 811-04108)

Dear Mr. Kosoff:

We have reviewed your comments on Post-Effective Amendment Nos. 57 and 59 to the registration statement on Form N-1A (the “Registration Statement”) for the Oppenheimer Variable Account Funds (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2011 and February 28, 2011, respectively. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in its Registration Statement and defined terms have the meanings defined therein.

General

1.     Please remember, consistent with the guidance offered by the SEC staff in its July 30, 2010 letter to the Investment Company Institute, to make disclosure regarding derivatives specific and tailored to the Fund.

Derivative disclosure has been revised to make it specific to each of the Fund’s series.

2.     Please remember that the Fund must make XBRL filings.

The Fund will file a post-effective amendment to provide interactive data, consistent with the SEC’s requirements.

3.     Please revise the Edgar filings so that  tags are not publicly visible.

The Edgar filing has been prepared so that the  tags are not publicly visible.

4.     Fee Table footnotes: The term “voluntary” should be deleted from the sentence “This voluntary expense limitation may not be amended or withdrawn until one year after the date of this prospectus.”

The disclosure has been revised as requested.

5.     Portfolio Turnover: Please remove the reference to taxable accounts.

The disclosure has been revised as requested. References to taxable accounts have been deleted from the Portfolio Turnover section.

Global Strategic Income Fund/VA Prospectus

Cover Page

6.      Please list all classes on the cover page of the prospectus.

All of the share classes are listed on the cover page of the prospectus.

Fee Table

7.     Management fee line item: Remove the phrase “of the Fund and of the Subsidiary” from the line item and revise the footnote to indicate that the Management Fee reflects management expenses from the Fund and the Subsidiary.

The disclosure has been revised as requested.

8.     If the management fee paid by the Fund is expected to be materially different from the prior fiscal year, restate the management fee and indicate that it is based on estimated or current operating expenses in a footnote.

The management fee paid by the Fund is not expected to be materially different from the prior fiscal year, even given the impact of the Subsidiary.

9.     Other Expenses of the Subsidiary: Footnote this line item to indicate it is based on estimated amounts.

The disclosure has been revised as requested.

10.     Acquired Fund Fees and Expenses: To the extent that the Subsidiary materially contributes to expenses in this line item, include a footnote to indicate that these expenses reflect estimated amounts from the Subsidiary.

No estimated amounts are expected to apply to Acquired Fund Fees and Expenses from the Subsidiary’s investments.

11.     Fee Waiver footnote: Two waivers are indicated in the disclosure. Confirm that each of these waivers contribute to the expense waived in the line item.

Each of the waivers described in the footnote contribute to the expenses waived in the line item. The waiver relating to the Fund’s investments in certain other Oppenheimer-advised funds, namely Oppenheimer Institutional Money Market Fund, Oppenheimer Master Loan Fund, LLC and Oppenheimer Master Event-Linked Bond Fund, LLC, constitutes 0.04% of expenses waived, and the waiver relating to management fees from the Subsidiary constitutes 0.04% of expenses waived, for a total of 0.08% of expenses waived as indicated in the line item.

Principal Investment Strategies

12.     Revise the principal investment strategies to indicate that a substantial portion of the Fund’s assets will be invested outside of the United States, since the Fund has “global” in its name.

The disclosure has been revised as requested. The following disclosure has been added to the section:

“Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries.”

13.     Please revise the description of the Subsidiary to clarify that the Subsidiary is looked-through for purposes of its complying with the investment restrictions and compliance policies and procedures of the Fund.

The disclosure has been revised as requested. The following disclosure now replaces the fifth sentence of the last paragraph of this section:
“The Fund applies its investment restrictions and compliance policies and procedures, on a look-through basis, to the Subsidiary.”

Principal Risks

14.     Add government securities risk, mortgage related securities risk, and high portfolio turnover risk

We believe that a summary of the risks of investing in government securities and mortgage-related securities is covered by the existing disclosure under “Main Risks of Debt Securities” and “Fixed-Income Market Risks.” Consistent with Item 4(b)(1) of Form N-1A, these risks have been summarized but are further expanded in response to Item 9(c). In addition, we believe that high portfolio turnover risk is adequately addressed by the Portfolio Turnover disclosure included in response to Item 3 of Form N-1A.

The Fund’s Past Performance

15.     Delete the description of the primary index, as Instruction 2(b) to Item 4 of Form N-1A only permits information about an additional index in the narrative description preceding the performance table.

The disclosure has been revised as requested. Only the secondary index is described in the narrative preceding the performance table.

The Price of Fund Shares

16.     Clarify how assets of the Subsidiary are valued.

The disclosure has been revised as requested. The following disclosure has been added to this section:
“Pricing of the Subsidiary. The valuation procedures described above for the Fund are the same used in valuing the Subsidiary’s portfolio investments and shares of the Subsidiary.”

Main Street Small- & Mid-Cap Fund®/VA

Edgar Filing

17.     Please update this Fund's "Series" and "Class" identifiers in the Edgar filing system to reflect the Fund's new name.

The Fund’s Series and Class identifiers have been updated as requested.

Prospectus

Fee Table

18.     In the paragraph titled "Portfolio Turnover" please remove the zero preceding the portfolio turnover percentage figure.

We have corrected this typographical error as requested.

Principal Risks

19.     In the section "Main Risks of Foreign Investments" please remove the sentence regarding emerging markets if investing in emerging markets is not a principal strategy.

Although investments in emerging markets is not a principal strategy of the Fund, they are included in the Fund's portfolio. We regard those risks as being greater than the risks of other foreign investments and therefore feel that they may at times constitute "principal" risks of the Fund and should be included in the summary section of the Prospectus.

20.     If Master Limited Partnerships are a principal strategy of the Fund, please include the risks of those investments in the section "Principal Risks."

We do not consider Master Limited Partnerships to be a principal investment strategy. We have deleted the reference to those securities in the "Principal Strategies" section.

About the Fund's Investments

21.     If Master Limited Partnerships are a principal strategy of the Fund, please move that disclosure to the section "Principal Investment Strategies and Risks."

We do not consider Master Limited Partnerships to be a principal investment strategy. We have left that disclosure in the "Other Investment Strategies and Risks" section.

22.     Please explain supplementally why "Price Arbitrage" is a principal risk of the Fund. If it is a principal risk, please include that disclosure in the Item 4 section "Principal Risks."

We do not consider "Price Arbitrage" a principal risk of this Fund and have therefore moved that disclosure to the "Other Investment Strategies and Risks" section.

Statement of Additional Information

Disclosure of Portfolio Holdings

23.     Disclose the length of lag time, if any, between the date of portfolio holdings information and the date of disclosure of that information to the listed entities with whom the Fund has disclosure arrangements.

The SAI contains the following information, under “Portfolio Holdings Disclosure Policies,” which we believe adequately discloses the length of lag time:

portfolio holdings information of the Fund may be provided, under limited circumstances, to brokers or dealers with whom the Fund trades and entities that provide investment coverage or analytical information regarding the Fund’s portfolio, provided that there is a legitimate investment reason for providing the information to the broker, dealer or other entity. Month-end portfolio holdings information may, under this procedure, be provided to vendors providing research information or analytics to the Fund, with at least a 15-day delay after the month end, but in certain cases may be provided to a broker or analytical vendor with a 1- 2 day lag to facilitate the provision of requested investment information to the Manager to facilitate a particular trade or portfolio manager’s investment process for the Fund. Any third party receiving such information must first sign the Manager’s portfolio holdings non-disclosure agreement as a pre-condition to receiving this information.

Board of Trustees and Oversight Committees

24.     Disclose why the Fund has determined that its leadership structure is appropriate, as per N-1A item 17(b)(1).

The following disclosure has been added to the SAI as requested:

The Board has determined that its leadership structure is appropriate in light of the characteristics and circumstances of the Trust because it allocates areas of responsibility among the committees in a manner that enhances the Board's oversight.

25.     With respect to risk oversight, the SAI states that the Board relies on information from various parties. Disclose the effect of this on board oversight structure, per N-1A Item 17(b)(1).

Release No. 33-9098 makes clear that the disclosure requirement referenced “gives companies the flexibility to describe how the board administers its risk oversight function, such as through the whole board, or through a separate risk committee or the audit committee.” In light of the rule and the guidance in the Release, the following disclosure, contained in the first paragraph under “Board of Trustees and Oversight Committees,” has been revised to add the information underlined therein:

The Board meets periodically throughout the year to oversee the Fund’s activities, including to review its performance, oversee potential conflicts that could affect the Fund, and review the actions of the Manager. With respect to its oversight of risk, the Board, through its committees, relies on reports and information received from various parties, including the Manager, internal auditors, the Fund’s Chief Compliance Officer, the Fund’s outside auditors and Fund counsel.

26.     Confirm, supplementally, that the board structure of the offshore subsidiary complies with section 16 of the Investment Company Act of 1940.

The offshore subsidiary is not a registered investment company under the Investment Company Act of 1940, and therefore is not subject to the provisions of Section 16. However, as sole shareholder of the wholly-owned subsidiary, the Fund elected the directors.

Brokerage Policies of the Fund

27.     Update the “Compensation of the Portfolio Managers” section for 2010.

The section has been updated as requested.

Payments to Fund Intermediaries

28.     Remove the first bullet from under the second paragraph as sales loads do not apply to the Funds.

The bullet regarding an initial front end-sales charge has been removed as requested.

How to Buy Shares – Determination of Net Asset Values Per Share

29.     Please clarify the kind of event that is likely to effect a materials change in the value of a security.

The Prospectus, under the section “THE PRICE OF FUND SHARES-Fair Value Pricing,” provides examples of the kinds of events that the Manager believes may effect a material change in the value of a security. Consistent with General Instruction C.2(b), we do not believe further clarification is warranted in the SAI.

How to Buy Shares – Securities Valuation

30.     Please explain how the value of the subsidiary and its underlying investments are measured.

The following disclosure has been added to this section:
“Valuation of the Subsidiary and its Underlying Investments. The securities valuation procedures for the Fund are the same used in valuing the Subsidiary’s portfolio investments and shares of the Subsidiary.”

Part C

31.     Include as an exhibit the investment advisory agreement between the Manager and the Subsidiary.

The advisory agreement between the Manager and the Subsidiary has been included as an exhibit as requested.

32.     Revise the list of exhibits to reflect the proper name of Oppenheimer Global Strategic Income Fund.

The Part C has been revised as requested.

33.     Provide an undertaking that the Subsidiary’s financial statements will be updated each time the Fund’s financial statements are updated.

The Part C has been revised to reflect the Manager’s undertaking that the Subsidiary’s financial statements will be updated each time the Fund’s financial statements are updated.

34.     Provide disclosure that the books and records of the Subsidiary will be available to inspection to the same extent as he Fund’s.

The Part C has been revised accordingly.

35.     Confirm that the Subsidiary’s directors have consented to service of process in the U.S. via the same agent as the Fund.

We confirm that the Subsidiary’s directors have consented to service of process in the U.S. via the same agent as the Fund.

* * * **

The Fund will file a post-effective amendment reflecting these changes.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to:

Taylor V. Edwards
Vice President & Associate Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards, Esq.

Vice President & Associate Counsel

cc:     K&L Gates LLP

         Gloria LaFond

         Arthur S. Gabinet, Esq.
         Kathleen Ives, Esq.

         Nancy S. Vann, Esq.

         Edward Gizzi, Esq.